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                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                                (Amendment No. 1)*

                                Koger Equity, Inc.
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                                 (Name of Issuer)

                              Shares of Common Stock
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                          (Title of Class of Securities)

                                   50022 81 01
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                                  (CUSIP Number)

                 Marc C. Krantz, Kohrman Jackson & Krantz P.L.L.,
            1375 East 9th Street, Cleveland, Ohio 44114, 216-736-7204
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             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                  June 27, 1996
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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
                                   SCHEDULE 13D
CUSIP NO. 50022 81 01
- -------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Turkey Vulture Fund XIII, Ltd.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                       (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*
     WC,OO
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Ohio
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       NUMBER OF         7    SOLE VOTING POWER

        SHARES                608,700*
                         ------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY
                         ------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               608,700*
                         ------------------------------------------------------
        PERSON           10   SHARED DISPOSITIVE POWER

         WITH
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     608,700*
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
- -------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.4%*
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14   TYPE OF REPORTING PERSON*
     OO
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*Includes 17,700 warrants to purchase Shares of Common Stock

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CUSIP No. 50022 81 01

     This Amendment No. 1 to Schedule 13D Statement is filed on behalf of Turkey Vulture Fund XIII, Ltd. (the "Fund"), an Ohio limited liability company, for the purpose of reporting certain acquisitions and dispositions by the Fund of shares of common stock ("Shares"), $0.01 par value per share, of Koger Equity, Inc., a Florida real estate investment trust ("Koger").

Item 3.   Source and Amount of Funds or Other Consideration.

     Item 3 of Schedule 13D is hereby amended and supplemented as follows:

     The Shares reported herein as having been acquired by the Fund were acquired for the aggregate purchase price of approximately $2.0 million from a combination of working capital of the Fund and margin debt from Everen Securities, Inc. ("Everen"). Interest on the Everen margin debt is computed at a select rate above the rate banks charge securities brokers ("brokers call money rate") and is subject to change, without notice, if the brokers call money rate changes. To the extent permitted by law, Everen has a lien on the Shares reported herein as having been acquired by the Fund. A copy of the agreement setting forth the terms of the Fund's Everen margin debt is attached to the original Schedule 13D, filed on February 14, 1996, as Exhibit 7.4.


Item 5.   Interest in Securities of the Issuer.

     Item 5 of Schedule 13D is hereby amended and supplemented as follows:

     (a) According to the most recently available filing with the Securities and Exchange Commission by Koger, there are 17,838,367 Shares actually outstanding. If the Fund exercised the warrants to purchase Shares that it holds ("Warrants"), there would be 17,856,067 Shares outstanding.

          The Fund beneficially owns 591,000 Shares and 17,700 Warrants, or approximately 3.4% of the Shares that would be outstanding if the Warrants were exercised. As the sole manager of the Fund, Mr. Osborne may be deemed to beneficially own such Shares and Warrants.

     (b) Mr. Osborne, as sole manager of the Fund, has the sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the Shares and Warrants owned by the Fund.

     (c) Since the filing of the original Schedule 13D on February 14, 1996, the Fund purchased 156,500 Shares in the following open market transactions:

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CUSIP No. 50022 81 01

                                             Approx. Per Share Price
    Date            Number of Shares         (Excluding Commission)
- ------------        ----------------         -----------------------
May 9, 1996              41,500                      $11.61
May 14, 1996             35,000                      $11.87
May 16, 1996             80,000                      $11.75

          Since the filing of the original Schedule 13D on February 14, 1996, the Fund sold (i) 6,000 Warrants on June 18, 1996, for $6.25 per Warrant, and
(ii) 431,000 Shares in the following open market transactions:

                                                  Approx. Per Share Price
   Date                  Number of Shares         (Excluding Commissions)
- -----------------        ----------------         -----------------------
February 28, 1996             10,000                        $11.50
February 29, 1996              8,000                        $11.50
March 1, 1996                  4,300                        $11.38
March 4, 1996                  2,100                        $11.38
March 5, 1996                    900                        $11.38
March 6, 1996                 20,000                        $11.25
March 7, 1996                 31,900                        $11.38
March 12, 1996                 8,000                        $11.39
March 13, 1996                 8,700                        $11.50
April 22, 1996                 8,000                        $11.63
April 22, 1996                 5,000                        $11.50
May 30, 1996                   1,600                        $12.63
May 31, 1996                  10,000                        $12.63
June 3, 1996                   1,800                        $12.63
June 4, 1996                   8,800                        $12.63
June 5, 1996                   5,000                        $12.63
June 5, 1996                  10,000                        $12.63
June 6, 1996                  10,000                        $12.63
June 7, 1996                  15,900                        $12.66
June 10, 1996                  2,600                        $12.75
June 11, 1996                 25,700                        $12.78
June 12, 1996                 24,000                        $12.95
June 13, 1996                 15,200                        $13.13
June 14, 1996                  8,100                        $13.25
June 17, 1996                 20,000                        $13.13
June 18, 1996                    200                        $13.26
June 19, 1996                 11,500                        $13.14
June 20, 1996                 16,100                        $13.00
June 21, 1996                  1,500                        $13.13
June 24, 1996                  1,100                        $13.13
June 27, 1996                135,000                        $13.00

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CUSIP No. 50022 81 01

     (d)  Not Applicable.

     (e)  The Fund ceased to be the beneficial owner of more than 5.0% of the
Shares on February 28, 1996.   On May 16, 1996, the Fund again became the
beneficial owner of more than 5.0% of the Shares.   On June 7, 1996, the Fund
again ceased to be such a beneficial owner.






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CUSIP No. 50022 81 01

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: July 3, 1996                     Turkey Vulture Fund XIII, Ltd.


                                        /s/ Richard M. Osborne
                                        ------------------------------
                                        Richard M. Osborne, Manager